Filed Pursuant to Rule 433

Registration Statement

No. 333-281182

Pricing Term Sheet

September 9, 2024

Aptiv PLC	Aptiv Global Financing DAC

$550,000,000 4.650% Senior Notes due 2029

$550,000,000 5.150% Senior Notes due 2034

$550,000,000 5.750% Senior Notes due 2054

Pricing Supplement dated September 9, 2024 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated September 9, 2024 (the “Preliminary Prospectus Supplement”) of Aptiv PLC and Aptiv Global Financing DAC (the “Issuers”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms applicable to all the Notes

Issuers:	Aptiv PLC and Aptiv Global Financing DAC

Guarantor:	Aptiv Corporation

Trade Date:	September 9, 2024

Settlement Date:

September 13, 2024 (T+4)

We expect that delivery of the notes will be made against payment therefor on or about the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as

amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Anticipated Ratings*:	Baa2 (stable) / BBB (stable) / BBB (stable)

Concurrent Offering:	Concurrently with this offering of the Senior Notes, under a separate prospectus supplement, we are offering $500,000,000 aggregate principal amount of our fixed-to-fixed reset rate junior subordinated notes due 2054 (the “Junior Subordinated Notes” and the “Concurrent Offering”). The closing of this offering is not conditioned on the closing of the Concurrent Offering, and the closing of the Concurrent Offering is not conditioned on the closing of this offering, and we may sell the Senior Notes or the Junior Subordinated Notes, or both.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	SG Americas Securities, LLC SMBC Nikko Securities America, Inc. Standard Chartered Bank TD Securities (USA) LLC Truist Securities, Inc.

UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Terms applicable to the 2029 Notes

Title of Security:	4.650% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	$550,000,000

Maturity:	September 13, 2029

Coupon:	4.650%

Issue Price:	99.912%

Interest Payment Dates:	March 13 and September 13, commencing on March 13, 2025

Yield to Maturity:	4.670%

Spread to Benchmark Treasury:	+118 bps

Benchmark Treasury:	UST 3.625% due August 31, 2029

Benchmark Treasury Price and Yield:	100-19+ and 3.490%

Redemption Provisions:

Make-Whole Call:	Prior to August 13, 2029, at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after August 13, 2029, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	G3265A AA2

ISIN:	USG3265AAA28

Terms applicable to the 2034 Notes

Title of Security:	5.150% Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	$550,000,000

Maturity:	September 13, 2034

Coupon:	5.150%

Issue Price:	99.768%

Interest Payment Dates:	March 13 and September 13, commencing on March 13, 2025

Yield to Maturity:	5.180%

Spread to Benchmark Treasury:	+148 bps

Benchmark Treasury:	UST 3.875% due August 15, 2034

Benchmark Treasury Price and Yield:	101-14 and 3.700%

Redemption Provisions:

Make-Whole Call:	Prior to June 13, 2034, at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after June 13, 2034, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	G3265A AB0

ISIN:	USG3265AAB01

Terms applicable to the 2054 Notes

Title of Security:	5.750% Senior Notes due 2054 (the “2054 Notes” and, together with the 2029 Notes and the 2034 Notes, the “Senior Notes”)

Principal Amount:	$550,000,000

Maturity:	September 13, 2054

Coupon:	5.750%

Issue Price:	99.476%

Interest Payment Dates:	March 13 and September 13, commencing on March 13, 2025

Yield to Maturity:	5.787%

Spread to Benchmark Treasury:	+178 bps

Benchmark Treasury:	UST 4.625% due May 15, 2054

Benchmark Treasury Price and Yield:	110-21+ and 4.007%

Redemption Provisions:

Make-Whole Call:	Prior to March 13, 2054, at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after March 13, 2054, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	G3265A AC8

ISIN:	USG3265AAC83

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at (212) 834-4533 and (2) Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.